Via Facsimile and U.S. Mail
Mail Stop 6010


      July 5, 2005


Shaun Jones
President, Secretary/Treasurer and CEO
Rx Staffing, Inc.
1718 Fawn Court NW
Gig Harbor, Washington 98332

Re:	Rx Staffing, Inc.
	Registration Statement on Form SB-2
      Filed June 10, 2005
	File Number 333-125686

Dear Mr. Jones:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
FORM SB-2

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

3. Throughout your entire document, you reference "directors" and "officers." It is our understanding that you only have one officer who also services as your sole director. Please revise your entire document to accurately reflect you only have one officer who is also your director. For example, we note in your MD&A section you make several references to "officers" and "directors." Please revise your disclosure accordingly.
4. Please tell us if you have started the application process to list or quote your securities on a securities market and when you expect to commence listing or quoting on such market. We may have additional comments.
5. Please provide an audited balance sheet as required by Item 310
(a) of Regulation S-B.

Registration Statement Facing Page
6. Although Form SB-2 does not contain a space to indicate that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please revise to include this disclosure.
Prospectus cover page
7. Please revise the second line where you disclose the number of shares of common stock to say "up to 2,000,000 shares of common stock."
8. We note the payment of offering proceeds to the William F. Dolan trust account. Please tell us who Mr. Dolan is and why the escrow agreement refers to Michael Berg as the escrow agent. In addition, please tell us why the escrow account refers to Expert Systems instead of Rx Staffing and why you are using an escrow agent in Arizona. We may have additional comments.

Prospectus Summary, page 5

9. As you have chosen to include a summary of your strategy, please revise to include a discussion of the risks and obstacles you must address in implementing this strategy. Simply cross-referencing to the Risk Factors section is not sufficient.

Risk Factors

General

10. Please include a separate risk factor disclosing the risks presented by the fact that you presently have no sales, marketing or distribution capabilities.

11. Please include a risk factor that discusses your charter and bylaw provisions and how such provisions would prevent a change of control in management. In the alternative, advise us as to why you do not believe a risk factor is necessary.

12. Please include a risk factor discussing whether or not you carry insurance to cover events such as liability claims, etc. Should you have liability or general business coverage, please disclose the coverage amount, if you do not have insurance currently, so state.

Our sole officer and director works for us on a part-time basis
....,
page 5

13. Please revise to include a discussion of Shaun Jones`s conflict of interest and his employment with Harrison Memorial Hospital.

14. Please revise this risk factor to state that you may still go out of business if Shaun Jones does not pursue other business opportunities.

RSI may not be able to attain profitability without additional
....,
page 6

15. We note your statement that you do not foresee experiencing liquidity and solvency problems in the next 12 months. We also note that you have no other alternative sources of financing other than this offering. Finally, we understand you will terminate this offering should you not sell obtain $25,000 in proceeds from this offering. Please revise to clearly explain you will not be able to continue operations and therefore will suffer liquidity and solvency problems in the next 12 months should you not raise the minimum offering amount.

Because of competitive pressures from competitors with more resources, RSI ..., page 6
16. Please revise to provide an estimate of the number of competitors and your competitive position. If a small number of competitors are dominant in the industry, then identify them.

RSI may lose its top management without employment ..., page 7
17. Please disclose if you maintain a key man life insurance policy for Shaun Jones.

18. Please disclose that you currently have no full or part-time employees for Rx Staffing, Inc.

Investors may have difficulty liquidating their investment ..., page
8

19. Please disclose why trading in Rx Staffing`s shares may trigger the "penny stock" rules.

Investors in this offering will bear substantial risk of loss ..., page 8
20. Please revise this risk factor to explain that investors who purchase shares will:

* Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
* Contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.
21. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-
ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Background of Directors, Executive Officer, Promoters and Control
Persons, page 12

22. Please disclose what experience Shaun Jones has in starting and operating a health care related business, if none, please so state.
23. Please expand the discussion to describe the nature of HRN Medical Agency`s business and the nature of the services Mr. Jones provides to HRN. In addition, please tell us supplementally whether
Mr. Jones is prohibited from establishing a competing business to that conducted by HRN.

Description of Business, page 14

24. Please describe in detail the limited start-up operations you have completed to date.

Industry Background and Competition, page 17

25. Please disclose the size of your target market in dollar terms.
To the extent you use information derived from third party sources, please also provide us with a marked copy of the documentation to support your statement.

26. Please provide independent third party support for the three industry drivers you list in this section.

Plan of Operation, page 19

27. Please disclose if you have had any negotiations with hospitals or long term care facilities to date, if not, please so state.

Description of Property, page 20

28. Please disclose whether the premises at 1718 Fawn Court is Shaun
Jones` primary residence.

Holders, page 21
29. The discussion refers to four shareholders of record, whereas elsewhere in the prospectus you refer to Mr. Jones as the sole shareholder. Please revise or advise.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F1
30. It appears that the audit opinion of Bagell Josephs & Company, L.L.C. does not conclude on the financial position of the company as of December 31, 2004 and the changes in operations, changes in stockholders` equity and cash flows for the period then ended. Please provide an audit opinion, which references all periods presented as being audited.

Critical Accounting Policies

Stock-Based Compensation, page 36
31. We have read your response to comment 45. Please explain to us the basis for your conclusion that your method for determining the fair value of stock options complied with SFAS 123 (R). Additionally, we noted your lack of a "bona fide" price range. Please be aware that we may have further comments regarding the equity fair market valuations reflected in your financial statements after you include the IPO offering range in the filing.

Consolidated Financial Statements

Note 3. Joint Venture, pages F-11 and F-12
32. We have read your response to comment 61. Please discuss in MD&A the consequences to your future operations, financial position and liquidity if this debt is not restructured and the joint venture is terminated or becomes inactive. Explain to us the financial implications of an "equal settlement of liabilities" under the joint venture agreement. Based upon your disclosures, it appears that upon termination of the joint venture, you would be required to make non refundable cash payments to the joint venture to settle outstanding liabilities. Please explain to us how this provision in the joint venture agreement does not constitute a guarantee or further commits the company to provide further financial support and thus would necessitate recognition of losses in excess of your initial investments and any subsequent advances. Additionally, if such a contingency to settle joint venture liabilities does not exist, clarify your disclosure on page 56. If such a contingency does exist, revise your disclosure in the applicable sections of the filing and in Note 3 to describe the nature of this contingency and provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Expand your disclosure in Note
3 to cover the termination provisions of the joint venture agreement as described on page 56.

Exhibits
33. Please file all amendments to your articles of incorporation and bylaws. In this regard, we note the bylaws provide for three directors and there is currently only one director. We also note the annual meeting is to be held June 1.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Franklin Wyman (202) 551-3660 or Kevin Woody at
(202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Wendy E. Miller, Esq.
	2549B Eastbluff Dr. #437
	Newport Beach, CA 92660

Shaun Jones
Rx Staffing, Inc.
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